UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,075,113

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,075,113

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepeneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,273

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 29,273

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepeneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,113

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 74,113

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 500,019*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 500,019*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,678,518

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 198,936 shares held in The Anderson Living Trust of which the reporting person is the trustee, 20,488 shares held by a retirement trust for the benefit of the reporting person, 269,459 shares held by Anvest, L.P. of which the reporting person is the General Partner and 11,136 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 864,980*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 864,980*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,043,479

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 240,217 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 399,324 shares held by Saunders Holdings, L.P. of which the  reporting person is a General Partner and 20,000 shares of director’s option which will be exercisable on 2/29/08.  The reporting person disclaims beneficial ownership of the trust’s, the partnership's and the director’s options shares except as to the reporting person's pecuniary interest therein. The reporting person shares pecuniary interest in the director’s option shares with other individuals pursuant to a contractual relationship.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 520,661*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 520,661*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,699,160

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 211,545 shares held in The Younger Living Trust of which the reporting person is the trustee, 289,374 shares held by a retirement trust for the benefit of the reporting person and 19,742 shares owned by the children of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein. The reporting person disclaims beneficial ownership of the children’s shares.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 677,521*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 677,521

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,856,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

* Includes 589,717 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 87,804 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts' shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 82,271*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 82,271*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,260,770

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 46,223 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 2,532 shares held by a retirement  trust for the benefit of the reporting person and 9,627 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,590*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 80,590*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,259,089

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 17,908 shares held by The Gaither Revocable Trust of which the reporting person is the trustee and 22,077 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,025*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 79,025*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,524

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 79,025 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,162*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 71,162*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,249,661

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 71,162 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,208*

	6.	Shared Voting Power 3,178,499**

	7.	Sole Dispositive Power 28,208*

	8.	Shared Dispositive Power 3,178,499**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 15,125 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 3,456 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 218352102

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,178,499*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,178,499*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,499

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*  Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 2183525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is herby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Exhibit A which is herby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2008
Date
Sutter Hill Ventures, A California Limited Partnership /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepeneurs Fund (AI), L.P. /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ G. Leonard Baker, Jr.
Signature
G. Leonard Baker, Jr. Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature
/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - CORCEPT THERAPEUTICS INCORPORATED
	Aggregate Number of Shares Beneficially Owned				% of Total Shares
Name of Originator	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	3,075,113				7.8%

Sutter Hill Entrepreneurs Fund (AI), L.P.	29,273				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	74,113				0.2%

David L. Anderson	500,019	Note 2			1.3%
			3,678,518	Note 1	9.3%

G. Leonard Baker, Jr.	864,980	Note 3			2.2%
			4,043,479	Note 1	10.2%

William H. Younger, Jr.	520,661	Note 4			1.3%
			3,699,160	Note 1	9.3%

Tench Coxe	677,521	Note 5			1.7%
			3,856,020	Note 1	9.7%

Gregory P. Sands	82,271	Note 6			0.2%
			3,260,770	Note 1	8.2%

James C. Gaither	80,590	Note 7			0.2%
			3,259,089	Note 1	8.2%

James N. White	79,025	Note 8			0.2%
			3,257,524	Note 1	8.2%

Jeffrey W. Bird	71,162	Note 9			0.2%
			3,249,661	Note 1	8.2%

David E. Sweet	28,208	Note 10			0.1%
			3,206,707	Note 1	8.1%

Andrew T. Sheehan	0				0.0%
			3,178,499	Note 1	8.0%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 2: Includes 198,936 shares held in The Anderson Living Trust of which the reporting person is the trustee, 20,488 shares held by a retirement trust for the benefit of the reporting person, 269,459 shares held by Anvest, L.P. of which the reporting person is the General Partner and 11,136 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3: Includes 240,217 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 399,324 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner and 20,000 shares of director’s option which will be exercisable on 2/29/08. The reporting person disclaims beneficial ownership of the trust’s, the partnership’s and the director’s options shares except as to the reporting person’s pecuniary interest therein. The reporting person shares pecuniary interest in the director’s option shares with other individuals pursuant to a contractual relationship.

Note 4: Includes 211,545 shares held in The Younger Living Trust of which the reporting person is the trustee, 289,374 shares held by a retirement trust for the benefit of the reporting person and 19,742 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein. The reporting person disclaims beneficial ownership of the children’s shares.

Note 5: Includes 589,717 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 87,804 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest therein.

Note 6: Includes 46,223 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 2,532 shares held by a retirement trust for the benefit of the reporting person and 9,627 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Includes 17,908 shares held by The Gaither Revocable Trust of which the reporting person is the trustee and 22,077 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Includes 79,025 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Includes 71,162 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Includes 15,125 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 3,456 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.